UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006173

January 16, 2004

Richard J. Kolencik
Group Counsel
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Marathon Oil Corporation
Incoming letter dated December 12, 2003

Dear Mr. Kolencik:

This is in response to your letter dated December 12, 2003 concerning the shareholder proposal submitted to Marathon Oil by Nick Rossi. We also have received letters on the proponent's behalf dated January 2, 2004 and January 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Richard J. Kolencik
Group Counsel

MOC Administration LLC
a subsidiary of
Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil. com

<u>Sent Via Overnight Mail - Monday Delivery</u>

December 12, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for No Action Letter - Shareholder Proposal Submitted by Nick Rossi for Inclusion in Marathon's 2004 Proxy Statement

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a stockholder proposal and supporting statement (the "Proposal") from Mr. Nick Rossi, with Mr. John Chevedden as his proxy (the "Proponent"). The Proposal requests that it be included in Marathon's proxy statement ("2004 Proxy Statement") for the 2004 Annual Meeting of Stockholders to be held on April 28, 2004. (A copy of the Proponent's letter dated October 7, 2003 and the Proposal are attached hereto as Exhibit A.) Marathon intends on filing its definitive proxy material on or about March 10, 2004.

Marathon believes that it may properly exclude the Proposal from the 2004 Proxy Statement under Rule 14a-8(i)(3). The Proposal contains false and misleading statements, opinions or beliefs with unsubstantiated facts, statements taken out of context from articles to change the meaning and tone of the actual statements, source material to general websites, and references to publications or newspapers making it difficult for other stockholders to access the material. The Proposal requires extensive editing to remedy these problems and thus should be excluded in its entirety. Staff Legal Bulletin ("SLB") No. 14, published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." SLB at Section E(1). Therefore, Marathon requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Marathon excludes the Proposal from its 2004 Proxy Statement in reliance upon Rule 14a-8(i)(3).

Marathon also believes it may properly exclude the Proposal from the 2004 Proxy Statement under Rule 14a-8(i)(10) because its has substantially implemented the Proposal by adopting a policy statement expressly stating the intention of the board of directors that it will seek prior stockholder approval of stockholder rights plans, except when the Corporate Governance and

Nominating Committee determines it would be in the best interests of stockholders to adopt the rights plan before obtaining stockholder approval. Therefore, Marathon requests that the Staff also confirm that it will not recommend any enforcement action if Marathon excludes the Proposal from its Proxy Statement in reliance upon Rule 14a-8(i)(10).

Marathon's statement of reasons are more particularly described below.

A. The Proposal contains false and misleading statements and thus may be excluded pursuant to Rule 14a-8(i)(3).

1. The statements in the second paragraph of the supporting statement beginning with "We as shareholders voted in support of this topic" and ending "objection to the proposal" and the second sentence in the third paragraph ("I believe our 71% and 75% consecutive votes are a strong signal of shareholder concern") are false and misleading in that the Proponent implies that the Proposal is the same as the proposals submitted in 2002 and 2003. The proposals submitted in 2002 and 2003 were two-pronged proposals (i) calling for the redemption or termination of an existing poison pill, and (ii) asking that no poison pill be adopted or extended unless such adoption or submission is submitted to a stockholder vote. The Proposal differs in that it calls for stockholder approval of the adoption, maintenance or extension of any poison pill and adds an additional requirement that once "this proposal" is adopted, dilution or removal of "this proposal" be submitted to a stockholder election. Also, the Proponent's use of the words "proposal" and "proposal topic" appear calculated to cause stockholders to confuse his 2002 and 2003 proposal with the Proposal. As previously explained, there are differences between the 2002 and 2003 proposals and the Proposal. Finally, the Proponent can not purport to know what was in the minds of the Marathon stockholders when they voted on the 2002 and 2003 two-pronged proposals and whether they were voting affirmatively to just redeem the existing rights plan or poison pill, or to just submit a poison pill to a stockholder vote prior to adoption, or both.

2. The last sentence of the second paragraph, which begins with "I believe" and ends with "governance practices," is misleading in that Proponent sets forth a belief as a statement of fact in purporting to know that the stockholders are more likely to vote in favor of the Proposal if the stockholders have the staffing and resources to follow our corporate governance practices. The Proponent further fails to explain how this assertion correlates to a vote in favor of the Proposal. Marathon's governance practices are easily accessible to its stockholders at www.marathon.com at the heading "Corporate Governance" under the tab "Values." Under the Corporate Governance section of our website, Marathon posts, among other things, its Corporate Governance Principles, Code of Ethics for Senior Financial Officers, Code of Business Conduct, Committee Charters, and Policy Statement on Stockholders' Rights Plans. The Commission has found that statements of opinion purporting to be fact, but not supported by fact, are excludable under Rule 14a-8(i)(3). *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) at Section G.

3. The Proponent offers no support of or specific source or citation for the statement in paragraph 3 that "[t]his topic also won an overall 60% yes-vote at 79 companies in 2003." This statement should be omitted, or the Proponent should identify the companies in the statement with supporting documentation and provide a cite to the source for this statement. Furthermore, this is a misleading statement in that it implies 60% of all stockholders at each of the 79 companies voted "yes" for "this topic." Previous Staff decisions support this position. See, *e.g.*, Home Depot, Inc. (Mar. 31, 2003) (permitting omission of the statement "This topic won an overall 60%-yes vote at 50 companies in 2002," unless the proponent provides a citation to a specific source for the sentence); Weyerhaeuser Co. (Jan. 16. 2003) (permitting omission of the statement "This topic won an average 60%-yes vote at 50 companies in 2002," unless the proponent provides a citation to a specific source for the sentence).

4. The statement in the Proposal under the subheading "Poison Pill Negative" sourced to Morningstar.com states "[t]he key negative of poison pills is that pills can preserve management deadwood instead of protecting investors." The sentence is from the article Is Management on Your Side? dated August 15, 2003 written by Jeremy Lopez. This statement is false and misleading as readers of the Proposal may infer that Marathon currently has a poison pill and that Marathon's directors and officers are "management deadwood." The Proponent has not provided any evidence that Marathon's directors or officers should be characterized as "management deadwood." In fact, out of Marathon's 11 directors, one has been a board member since 2003, four have been board members since 2002, and two have been board members since 2000. Also, four out of ten executive officers, including its chief executive officer, have joined the company since 2000 or later. These statistics would hardly classify Marathon's board or executive officers as "management deadwood." This paraphrased statement also impugns the character of the members of Marathon's board of directors and executive officers as "management deadwood" without factual foundation. Note (b) to Rule 14a-9 provides the following example of the type of material that may be misleading within the meaning of that rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

   Moreover, the Proponent sources this statement to the homepage of Morningstar.com, which contains materials that are not relevant to the Proposal, including commentaries, articles, and links to discussion groups on a variety of subjects. Marathon cannot substantiate the truth or accuracy of the content and information that may be obtained from the stated website. The Staff has previously indicated that website addresses are not excludable from stockholder proposals per se, but excludable if a company can demonstrate that "information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB No. 14 at Section F(1). The Staff has granted no-action relief for similar statements. *See, e.g.*, Sabre Holdings Corp. (Mar. 18, 2002) (instructing proponent to revise the reference to "The Corporate Library website" to provide an accurate citation to the source).

5. The Proponents use of the heading "The Potential of a Tender Offer Can Motivate Our Directors" followed by a statement sourced to the Wall Street Journal, is an attempt by Proponent to render an opinion or personal belief under the guise of a heading. The use of the words "Our Directors" in the heading also falsely implies that the Wall Street Journal article is about Marathon's directors. The Commission has said that statements of belief must be stated as such. Caterpillar Inc. (Jan. 3, 2003); UST Inc. (Dec. 26, 2002); Boeing Co. (Mar. 2, 2002). Thus, this heading and statement should be excluded, or at least modified, because it inappropriately and misleadingly casts the Proponent's opinion or belief as a statement occurring in a sourced article. The heading should also be corrected.

   The Proponent has cited the source of this statement by referring stockholders to the entire edition of the February 24, 2003 Wall Street Journal. This edition contains additional material that is not relevant to the Proposal. Without an accurate citation to the title and author of the article, stockholders will be hindered in considering the merits of this statement in the article as it relates to the Proposal. The Proposal should cite a specific source for this statement or omit it altogether. *See* Hewlett-Packard Co. (Dec. 17, 2002); Sabre Holdings Corp. (Mar. 18, 2002).

6. The actual statement the Proponent misleadingly paraphrases under the subheading "Diluted Stock" from The Motley Fool reads "[a]n anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail." The paraphrased statement and actual statement are very different. Proponents use of the language "our stock" in the paraphrased statement may mislead investors to falsely imply that the Motley Fool article is referring to Marathon's stock and, by implication, may also falsely imply that (i) Marathon has an existing poison pill in effect, (ii) there is an existing tender offer for Marathon's stock, and (iii) Marathon has an "anti-democratic scheme" to "flood the market with diluted stock."

   Moreover, the source of the paraphrased statement is only to The Motley Fool. The Proponent once again is sourcing specific statements to an entire publication without a specific citation to the actual source. A failure by the Proponent to provide a citation renders this statement misleading because stockholders cannot refer to the source to verify for themselves the accuracy of such statements. The Staff has repeatedly required the Proponent to cite to specific sources. *See* Northrop Grumman Corp. (Mar. 22, 2002) (reference to "Business Week" is insufficient; required to cite edition); DT Industries, Inc. (Aug. 10, 2001) (required citation to a specific study and publication date); Lockheed Martin Corp. (Feb. 5, 2001) (reference to "Wall Street Journal" insufficient; required to cite edition); Electronic Data Systems Corp. (Mar. 24, 2000) (required date and source for asserted numeric claim). Consequently, the subheading and statement should be excluded from the Proposal.

7. Under the subheading "Akin to a Dictator," the Proponent sets forth quotes and sources the quotes to T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years. These statements are actually quotes taken out of context from an article that appeared in the Wall

Street Journal on April 28, 1999 entitled "Sealed Air's CEO Takes Holders' View of 'Poison Pills'." The actual quotes read:

> Our theory is: [p]erformance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up...That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'

The Proponent is misleading stockholders by providing quotations that do not have a complete reference, which makes it difficult for stockholders to fully appreciate the discussion from the article. For example, Mr. Dunphy further provides that companies may have valid reasons for using antitakeover provisions. The Proponent should also source the quotes to the actual article that appeared in the Wall Street Journal, so that the quotes could be viewed by our stockholders in relation to the entire text of the article and not just selected partially paraphrased quotes taken out of context. Finally, Proponent states that Mr. Dunphy has been the CEO of Sealed Air for more than 25 years. This may falsely infer that Mr. Dunphy is currently the CEO of Sealed Air. Mr. Dunphy has not been CEO of Sealed Air since February 29, 2000.

8. The statement "I believe our [d]irectors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems" is false and misleading in that it purports a belief with unsupported facts. The Proponent is falsely implying that our directors have not made any response to the subject matter of this Proposal, when in fact in response to prior proposals relating to a substantially similar subject matter, the board of directors amended the rights plan to accelerate the final expiration date to January 31, 2003, more than six years earlier than initially specified in the plan. Also on September 24, 2003 consistent with our director's fiduciary responsibility to exercise sound business judgment, the board adopted a policy statement on stockholder's rights plans in response to votes by Marathon's stockholders on a similar proposal in 2003. Under the terms of the new policy statement, if the Marathon Board of Directors adopts a stockholders' rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties. In addition, the board will seek prior stockholder approval of the plan unless, due to time constraints or other reasons, the Corporate Governance and Nominating Committee determines that it would be in the best interest of stockholders to adopt the rights plan before obtaining stockholder approval. If a rights plan is adopted without prior stockholder approval, the plan must either be ratified by stockholders or expire on the first anniversary of its effective date. The Corporate Governance and Nominating Committee is charged with reviewing this policy statement on an annual basis.

   The Proponent further fails to provide any correlation or facts supporting the misleading claim that directors who "make a token response to this proposal" would "gain points in the new corporate governance rating systems." Proponent fails to specify or define a source of the "new corporate governance rating system." These statements are misleading and should be modified or deleted.

The statement "[a] reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal" is false and misleading as it is expressed as a fact, which is unsupported and should be expressed as the Proponent's opinion or belief. Although the Proponent is entitled to such an opinion, the Proposal cannot present the Proponent's opinion as a statement of fact in violation of Rules 14a-8(i)(3) and 14a-9. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (March 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Industries, Inc. (Aug. 10, 2001).

9. The Proponent fails to adequately support the subheading "Council of Institutional Investors Recommendation," and the statement under that subheading that the Council of Institutional Investors (the "Council") called for stockholder approval of poison pills. The Proponent claims to support this statement by referring stockholders to the entire Council website at www.cii.org. Stockholders visiting the site may be unable to determine which of the many pages on the site might support the Proponent's statement while encountering vast amounts of irrelevant information. Moreover, the citation is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into the website after the proxy materials are mailed to Marathon's stockholders. The Staff previously required that these statements be cited to a specific source. *See* Home Depot, Inc. (Mar. 31, 2003) and Sabre Holdings Corp. (Mar. 20, 2003) (permitting omission of a statement unless a citation to a specific source was referenced).

   The Proponent further fails to support the statement "[b]ased on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote." The Proponent appears to be supporting this assertion by its previous reference to the Council's website. For the reasons discussed above, however, this general reference should not be permitted, and this statement should be excluded, unless the Proponent identifies a specific and verifiable citation.

B. The Proposal has already been substantially implemented and thus may be excluded pursuant to Rule 14a-8(i)(10).

Marathon believes it has already substantially implemented the Proposal, such that the Proposal may be excluded from the 2004 Proxy Statement under Rule 14a-8(i)(10). The Proposal requests, in part, that Marathon's directors submit the adoption, maintenance or extension of any poison pill to a stockholder vote. As discussed in paragraph A(8) above, Marathon's board of directors adopted a policy statement (*see* Assistant Secretary's Certificate attached as Exhibit B) expressly stating the intention of the board that it will seek prior stockholder approval of a stockholder rights plan, except when the Corporate Governance and Nominating Committee determines it would be in the best interests of stockholders to adopt the rights plan before obtaining stockholder approval. Any stockholder rights plan adopted without prior stockholder approval must either be ratified by stockholders or expire on the first anniversary of its effective date. Marathon believes the exceptions to prior stockholder approval are necessary to preserve the ability of the board to exercise its fiduciary duties under Delaware law. In adopting its policy

Marathon consulted with outside counsel and Institutional Shareholder Services. Marathon believes it has gone about as far as it can go on the issue under current law. The board has recognized the past stockholder votes on the poison pill issue and has responded in a strong and forthright way.

Marathon is aware of Sabre Holdings Corp. (Mar. 20, 2003), in which the Staff refused to concur with the company's position that a poison pill proposal could be excluded under Rule 14a-8(i)(10) because of the adoption of a policy statement by the company's board expressing the board's position that prior stockholder approval of stockholder rights plans was "appropriate," and providing for an exception to prior approval if it would be in the best interests of the stockholders. However, Marathon believes its policy statement can be distinguished from the statement in Sabre because, rather than simply stating prior stockholder approval is "appropriate," Marathon's statement specifically states the intention of the board to seek prior approval unless it would be in the best interests of stockholders not to do so. For these reasons, Marathon believes it has already substantially implemented the Proposal and thus may exclude the Proposal from the 2004 Proxy Statement under Rule 14a-8(i)(10).

Based upon the reasons set forth above and in accordance with Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9 under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), Marathon respectfully requests that the Staff confirm that it will not recommend any enforcement action if Marathon omits the Proposal from the 2004 Proxy Statement. By copy of this letter to Mr. Rossi and Mr. Chevedden, Marathon respectfully notifies them of its intention to exclude the Proposal from its 2004 Proxy Statement.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and all exhibits to this letter, including the Proposal. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested above, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at 713-296-2535 if you have any questions or comments.

Sincerely,

Richard J. Kolencik
Group Counsel

Attachments

cc w/attachments:

Nick Rossi (sent by regular mail)
P. O. Box 249
Boonville, CA 95415

John Chevedden (sent via overnight mail - Monday delivery)
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Thomas Usher, Ph.D.
Chairman
Marathon Oil Corp. (MRO)
5555 San Felipe Road
Houston, TX 77056
Phone: (713) 629-6600
FX: 412/433-1145

Dear Mr. Usher,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: William F. Schwind, Jr.
Vice President, General Counsel, Secretary
FX: 713/296-4375
FX: 713-296-4227

The attached shareholder proposal is submitted consistent with the above letter.
Sincerely, John Chevedden November 7, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	71%
2003	75%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ our shareholder vote if our Directors seriously believe they have a good reason. I believe our 71% and 75% consecutive votes are a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

MARATHON OIL CORPORATION

ASSISTANT SECRETARY'S CERTIFICATE

I, Richard J. Kolencik, Assistant Secretary of Marathon Oil Corporation (the "Company"), a Delaware corporation, do hereby certify that following is a true and correct copy of a resolution adopted by the Board of Directors of the Company at a meeting of said directors duly held September 24, 2003, and that said resolution continues in full force and effect at this date:

RESOLVED: That this Corporation does hereby adopt and approve, the Marathon Oil Corporation Policy Statement on Stockholders' Rights Plan, effective September 24, 2003, as stated herein:

> "If the Board of Directors adopts a stockholders' rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties, and the Board of Directors will seek prior stockholder approval of the plan unless, due to time constraints or other reasons, the Corporate Governance and Nominating Committee determines that it would be in the best interests of stockholders to adopt the rights plan before obtaining stockholder approval.
>
> If a rights plan is adopted without prior stockholder approval, the plan must either be ratified by stockholders or expire on the first anniversary of its effective date.
>
> The Corporate Governance and Nominating Committee shall review this policy statement at least on an annual basis and report to the Board of Directors with any recommendations it may have in connection therewith."

IN WITNESS WHEREOF, I have subscribed my signature and affixed the corporate seal of Marathon Oil Corporation this 12th day of December, 2003.

Assistant Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

RECEIVED
2004 JAN -5 PM 5:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Marathon Oil Corporation (MRO)
Response to No Action Request
Nick Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company makes a false accusation of "implies" after the text is clear that this is the same topic as 2003, not the same text as 2003.

The 54% vote regarding 17 proposals on this topic is supported by the IRRC Corporate Governance Bulletin, June – Sept. 2003 reference included with the proposal. The company claims that even when a respected specialized independent source, such as IRRC, reports empirical information on a category of topic which is independently determined, this is not sufficient. The company claims that all 17 proposals must be "exactly the same."

Contrary to the company claim it is reasonable to believe that shareholders, knowledgeable on corporate governance, to be more likely to vote in favor of this proposal. Just as it is reasonable to believe that shareholders, not familiar with cooperate governance, to be more likely to follow management's' recommendation on this proposal topic.

After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so and now rushes to submit its unnecessary objections.

3] Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company, in its rush to resort to a no action request, failed to do so.

The company makes the unreasonable demand that the 500-word-limit proposal must individually list the 79 companies which voted this topic in 2003. According with the company reasoning it would be impossible for any 500-word-limit shareholder proposal to make a correct statement such as 1000 companies do not have poison pills. The purported required listing of each company would grossly exceed the 500-word limit and exclude the proposal.

The Morningstar.com statement does not name any one board of directors. According to the company argument any prudent note on how poor director performance might become entrenched automatically impugns the current board now. The company cannot guarantee that each board member will not decline in performance. Shareholders have an obligation to evaluate director performance and the right to know of any devise which potentially entrenches poor performance.

SLB 14 states:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company cites cases that have apparently been superceded on the inclusion of website URLs.

The company provides an unsupported, yet still qualified claim, of "may infer" about management and directors. In its attempt to challenge the proposal text the company provided no evidence that the directors and management guarantee their current and future performance or that the qualifications and performance of future management directors is guaranteed.

4] On The Motley Fool sourced statement the company fails to explain its defective assumption that Marathon shareholders own no other stock but Marathon.

5] The company seems to express a wish for a new standard beyond Rule 14a-8: Rule 14a-8 proposal text must enable "stockholders to fully appreciate the discussion from the article."

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding token company responses. It states:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The hidden premise of the company's opposition to respected websites is that shareholders have non-existent or rudimentary internet capabilities. Furthermore search tools such as "Command: Find" are yet to be invented.

The company appears to make a universal claim that part of an article cannot be summarized even when the summary appears without quotes.

6] Contrary to the company claim it is correct that a policy that allows a by-pass of shareholder vote is not a substitute for a policy which calls for a shareholder vote.

Again the company needs to be reminded that SLB 14 states:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Toothless Company Policy

Key conclusions from the toothless Assistant Secretary's Certificate:
1) A new and unvoted poison pill can remain in effect for a year – a time-span almost guaranteed to doom most potential tender offers.

2) The Corporate Governance and Nominating Committees is handed a formalized annual opportunity to recommend this toothless policy be dumped. This could be a segue for the board to adopt a 10-year pill without any shareholder vote at any time.

3) The December 2003 company policy is subject to manipulation because the one-year holiday on a shareholder vote provision allows a shareholder vote to bypass an annual meeting, in addition to a special meeting and thus thrust additional expenses upon shareholders for a potential second special meeting. Under the company provision there could be an awkward and time-tolling three shareholder meetings in one year consuming the time of the highest-paid employees of the company.

This provision could also wrongfully subject the proponent to blame that he is responsible for the cost of a special election (plus the burden on the highest-paid employees of the company) that may be conducted outside of both annual meetings and special meetings. The unreasonableness of a potential three meetings in one year would serve as strong motivation for the board to omit or postpone the poison pill vote specified in the company policy.

The company repeats the recurring fallacy of companies in no action requests: That a flawed cosmetic policy which is essentially toothless is a substitute for a meaningful policy.

7] **"Gone about as far as it can go ..."**

Superfluous statements such as the above do not meet the burden of proof.

The enclosed Dow Chemical Company (DOW) Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond the so-called "as far as it can go" company policy:

1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company acknowledges that the determination in Sabre Holdings Corporation (Mar. 20, 2003) does not support the company position. Yet the Sabre proposal did not even have the further distinguishing text (from the company position) in this proposal: "Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Thomas Usher, Ph.D.

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	71%
2003	75%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objection to the proposal. I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to closely follow our company's governance practices.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ our shareholder vote if our Directors seriously believe they have a good reason. I believe our 71% and 75% consecutive votes are a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice with no subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and Substantially Implemented Criteria

Ladies and Gentlemen:

The following is additional material which applies to all poison pill proposals regarding the substantially implemented issue and the provision that once the proposal is adopted, any dilution or removal of the proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

This resolved statement is a proposal for a single-concept two-point policy calling for a shareholder vote regarding a particular issue plus a shareholder vote if the policy is later repealed once it is adopted.

The company has not provided an exhibit of SEC Release 34-20091 or relevant section thereof or quote.

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The company is in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company a one-for-two match is claimed to compare favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

In Texaco the proponent successfully defended against a no-action challenge to a proposal that urged the board to adopt a workplace code of conduct based upon the International Labor Organization's conventions, including five principles set forth in the proposal. The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the shareholder poison pill proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications."

It appears from the Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic upholds the board in meeting its fiduciary duty under state law.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power to take the Office of Chief Council Response letter issued on the substantially implemented issue on day-one, and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. I do not believe that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response.

Pfizer Inc. (PFE) had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:

"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not submitted a letter stating that the Dow Policy is contrary to state law.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

D. Rule 14a-8(b)(2)—Identification of Proponent

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. Substantive Grounds for Omission of Security Holder Proposals

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." [7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of [illegible]'s shareholders generally. Some [illegible] expressed concern that, as proposed, [illegible] "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those [illegible] the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

[6] Release 34-12999 (Nov. 22, 1976) [41 FR [illegible]

[7] *Id.* at p.16.

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marathon Oil Corporation
Incoming letter dated December 12, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible election. The proposal gives directors the "discretion to set the earliest election date and in responding to shareholder votes."

There appears to be some basis for your view that Marathon Oil may exclude the proposal under rule 14a-8(i)(10). We note Marathon Oil's representation that it has adopted a policy that requires shareholder approval of any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Marathon Oil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Marathon Oil relies.

Sincerely,

Grace K. Lee
Special Counsel